Mail Stop 3561

August 8, 2008

Mr. Feng Zhen Xing
Chief Executive Officer
China Sxan Biotech, Inc.
c/o American Union Securities
100 Wall St., 15th Floor
New York, NY 10005

> **Re: China Sxan Biotech, Inc.**
> **Form 10-QSB for the Quarter Ended December 31, 2007**
> **Filed February 19, 2008**
> **Form 10-QSB for the Quarter Ended March 31, 2008**
> **Filed May 21, 2008**
> **Supplemental Response filed July 8, 2008**
> **File No. 000-27175**

Dear Mr. Xing:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Supplemental Response filed July 8, 2008

Form 10-QSB for the Quarter Ended December 31, 2007

Consolidated Statement of Operations, page 4

1.	It appears that the weighted average shares outstanding at the three and six months ended December 31, 2006 for basic and diluted earnings per share represents only the outstanding common stock adjusted for the 1:51 stock split. In addition, it appears from review of the statement of stockholders' equity filed as exhibit III in the supplemental response filed on July 8, 2008 that you have retroactively restated the shares outstanding to reflect the recapitalization with Advance Technologies which would result in the Series A Convertible Preferred Stock to be outstanding for this period. Please revise to include the effect of the Series A convertible preferred stock in your dilutive earnings per share per the guidance of paragraph (26) of 128.

Form 10-Q for the Quarter Ended March 31, 2008

Consolidated Statement of Operations, page 2

2.	It appears that the weighted average shares outstanding at three and nine months ended March 31, 2008 for basic and diluted earnings per share represents only the outstanding common stock adjusted for the 1:51 stock split. In addition, it appears from review of the statement of stockholders' equity filed as exhibit III in the supplemental response filed on July 8, 2008 that you have retroactively restated the shares outstanding to reflect the recapitalization with Advance Technologies which would result in the Series A Convertible Preferred Stock to be outstanding for this period. Please revise to include the effect of the Series A convertible preferred stock in your dilutive earnings per share per the guidance of paragraph (26) of 128.

Other Exchange Act Reports

3.	Please revise your other Exchange Act reports, as necessary, to comply with our comments.

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Kearns, Staff Accountant at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services